CENTURION ENERGY INTERNATIONAL INC.

NEWS RELEASE DATED June 6, 2001

El Wastani East – 1 Well in Egypt Drilling Update

Calgary, Alberta: Centurion Energy International Inc. (TSE: CUX) is pleased to provide an update regarding drilling operations on the El Wastani East - 1 well in Egypt.

        The well has reached its targeted total depth of 3100 meters in the Abu Madi formation. The well-encountered gas shows in the upper section of the Abu Madi formation. Open hole logging is presently being performed and production testing will be carried out following evaluation of the well logging.

Certain statements in this News Release constitute “forward looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward looking statements involve risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Corporation to be materially different from any future results, performance or achievements expressed or implied by such forward looking statements.

For More Information:
Said S. Arrata, President and CEO,
or
Barry W. Swan, Senior Vice President, Finance and CFO
Tel: (403) 263-6002 / Fax: (403) 263-5998
E-mail: info@centurionenergy.com
Web: http://www.centurionenergy.com